Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Commission File Number: 001-10269

Explanatory Note: The following contains an excerpt from an article posted to www.forbes.com on January 4, 2015. A link to this article was included in the below email sent to Actavis employees.

Date:	January 5, 2015
To:	All Employees
From:	Brent Saunders, CEO and President
Re:	Forbes Ranks Actavis “Top of Class” Among 17 Global Large-cap Pharmaceutical Companies

I am pleased to share that Forbes has ranked Actavis #1 in its list of the top 17 global large cap ($50+ billion market capitalization) pharmaceutical companies in 2014. In its ranking, Forbes evaluated operational and stock performance data, assigning an overall number ranking and letter grade (A+ to F) to each.

Actavis earned high praise and an A- grade as the “best performing big cap drug stock of the year.” Our M&A activities, including the $25 billion acquisition of Forest Laboratories and the proposed $66 billion combination with Allergan, were credited with changing the Big Pharma M&A landscape. And Forbes also praised Actavis for our groundbreaking business model, combining valuable brand franchises with generic drug-making to create a new “growth pharma” category poised to deliver significant value for employees, customers and shareholders.

You may view the complete Forbes report HERE.

I want to thank all employees for your contributions and hard work in 2014. Together, we are creating an outstanding global company and the world is taking notice.

FROM THE FORBES WEBSITE

http://www.forbes.com/sites/matthewherper/2015/01/04/grading-pharma-in-2014-17-drug-companies-ranked/

PHARMA & HEALTHCARE    1/04/2015 @ 9:51 AM

Grading Pharma In 2014: 17 Drug Companies Ranked

by Matthew Herper Forbes Staff

Last year I gave grades to 16 large-cap pharmaceutical companies. It only seemed right to do it again. I’ve given letter grades between F and A+ to all pharmaceutical companies that have market capitalizations above $50 billion (now there are 17, one more than last year). It’s like high school with unpronounceable brand names.

How a drug company performed, operationally and in terms of stock appreciation, is not the sole indicator of whether its stock is appropriately priced. I’ve included my take on each stock to try and hammer this point home. Last year, the company I ranked lowest was the best buy; I think there’s an argument that could be true this year, too. Instead of buy, hold, and sell, I’m using yes, maybe, and no. The stock appreciation and financial data below are via Factset Systems; the drug approval counts come from Bernard Munos. Let me know what I got right, and please tell me what I got wrong.

Top Of The Class

1. Actavis

Total return: +53.2%

Market capitalization: $68 billion

Latest quarterly sales: $2.8 billion

New drug approvals: 1

Five-year total return: 549.9%

Grade: A-

Actavis’ is changing the Big Pharma M&A landscape, and perhaps the way that large drug companies are run. In the past year, Actavis spent $25 billion to buy Forest Laboratories, the legendary maker of antidepressants and Alzheimer’s drugs, in February and then announced plans to buy Botox-maker Allergan for $66 billion in November, ending a long battle between that company and would-be acquirer Valeant.

It says something about Wall Street’s appetite for deals that Actavis is worth half again as much as it was a year ago, more than twice the 21.9% return notched by Valeant. (Allergan investors, meanwhile, got a 92% return.) But new chief executive Brent Saunders, who came with the Forest acquisition, says this isn’t just a roll-up. He says creating a new kind of “growth pharma”

that combines generic drug-making (Actavis’ traditional business) with creating franchises of valuable pharmaceutical brands. Will it work? Who knows, but this is the best-performing big cap drug stock of the year, and we’re all going to be watching. Should you buy it? Yes, but watch carefully. At least at first, any problems are likely to get lost in the merger-related cost cutting.

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Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Actavis and Allergan that also constitutes a preliminary prospectus of Actavis. The registration statement is not complete and will be further amended. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Allergan. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the preliminary joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www. Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis, Inc.’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis, Inc.’s and Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.